November 13, 2017

Mr. Mark Rakip
Staff Accountant
Securities and Exchange Commission
Office of Real Estate and Commodities
Washington D.C. 20549

Re: AEI Net Lease Income & Growth Fund XX Limited Partnership
      Form 10-K for the year ended December 31, 2016
      File No. 000-23778

Dear Mr. Rakip:

This letter responds to the comments contained in your letter dated October 31, 2017 for the above registrant. A copy of the letter was filed as correspondence on EDGAR. We have repeated your comments below, followed by our response.

1. We note you disclose an estimated value of $1,011 per Partnership Unit. Please provide us an analysis regarding your calculation of estimated value per Partnership Unit, including:

a. the process by which the value estimate is determined, including the role of each of the parties involved in the process, including the party ultimately responsible for the per Unit calculation, and the primary valuation method used.

The per Unit value was the aggregate estimated value of the registrant's assets less the registrant's liabilities, and less the value attributable to the interest of the General Partners, divided by the number of Units outstanding. The registrant's cash and liabilities were valued at face value. Each of the registrant's properties were valued by dividing their annual rental income as of December 1, 2016 by a capitalization rate ("cap rate') the Managing General Partner believed, based upon material assistance and/or confirmation by the listed third-party valuation experts, to be representative of the retail market for the sale of each property. The resulting value for each property was reviewed to determine that it also reflected any circumstances that may have been unique to each specific property.

Each of the registrant's properties are leased to a single tenant under a net lease. In the real estate market, these types of properties are generally bought and sold at prices that are based upon a negotiated cap rate. After the cap rate is negotiated, the transaction price is determined by dividing the annual rental income of the property by that cap rate. Since this is the methodology utilized to determine prices in the market, this is the methodology used by the registrant to value the its properties.

The staff of the Managing General Partner has extensive experience in valuing net leased properties throughout the country. In addition, we obtained material assistance and/or confirmation from third-party valuation experts. Those experts included Justin Zahn - Principal and Senior Investment Advisor of Commercial Investment Advisors, Brad Gibbs - First Vice President of SRS Real Estate Partners, Ken Hedrick - former Managing Director of Stan Johnson Company, now Executive Managing Director of Newmark Knight Frank, and John Hottle - President of Hottle Appraisal Company. The expertise provided by these parties includes brokerage, valuation, and appraisal services of commercial, net leased properties.

We provided each third-party valuation expert with a unique set of assets from the registrant's portfolio. In response, the third-party valuation experts provided cap rate analysis, and the logic behind such analysis, for each of the assets. Thereafter, we reviewed the analysis with the third-party valuation experts to fully understand the information presented. We then used this information, as well as our own independent analysis, to establish and/or confirm asset values.

The Managing General Partner is the party responsible for the estimated value per Unit.

b. breakdown of the estimated value assigned to each major asset type (e.g. properties, cash), liabilities, and the number of Partnership Units used to calculate the estimated value per Unit, along with a comparable breakdown for any prior period value estimate.

The following table provides a breakdown of the estimated value per Unit as of December 31, 2016 and April 11, 2016 (the date when an estimated value was first disclosed by the registrant to comply with FINRA rule 2340, via a Form 8-K that was filed on April 20, 2016):

	December 31, 2016	April 11, 2016
Properties	$983	$915
Cash	58	71
Current Liabilities	(20)	(19)
Value attributable to the interest of the General Partners	(10)	(10)
Estimate value of a Limited Partnership Unit	$1,011	$957
Limited Partnership Units outstanding	20,163	20,380

c. key assumptions used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions.

The only key assumption in the valuation method is the cap rate determined for each property. As for a sensitivity analysis, there is an inverse relationship between cap rate and the value of a property. If the cap rates used to value the properties were 10% higher, the property values would decrease approximately 9% and the estimated value per Unit would also decrease approximately 9%. If the cap rates used to value the properties were 10% lower, the property values would increase approximately 11% and the estimated value per Unit would also increase approximately 11%.

d. prior period value estimates, as applicable, and the approximate date on which the next value estimate will be provided.

The registrant first disclosed an estimated value to comply with FINRA rule 2340 in a Form 8-K that was filed on April 20, 2016. The reported estimated value was $957 per Limited Partnership Unit as of April 11, 2016. The next estimated value will be calculated as of December 31, 2017 and will be disclosed in Form 10-K for the year ended December 31, 2017 that is expected to be filed in late March 2018.

In connection with this response, the registrant acknowledges the following:
•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Patrick W. Keene, CPA (inactive)
Chief Financial Officer
AEI Fund Management XX, Inc.,
Managing General Partner